UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

First Trust/Value Line® & Ibbotson Equity Allocation Fund

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

33735H105 (CUSIP Number)

August 23, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33735H105

1.	Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 337,400 shares of common stock
7. Sole Dispositive Power 0
8. Shared Dispositive Power 337,400 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,400 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.19%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 8 pages

CUSIP No. 33735H105

1.	Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 337,400 shares of common stock
7. Sole Dispositive Power 0
8. Shared Dispositive Power 337,400 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,400 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.19%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages

Item 1(a).		Name of Issuer

First Trust/Value Line® & Ibbotson Equity Allocation Fund (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

1001 Warrenville Road, Suite 300, Lisle, Illinois 60532, United States

Item 2(a).		Name of Person Filing

Item 2(b).		Address of Principal Business Office or, if none, Residence

Item 2(c).		Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2(d).		Title of Class of Securities

The title of the securities is common shares, par value $0.01 per share (the “Common Shares”).

Item 2(e).		CUSIP Number

The CUSIP number of the Common Shares is 33735H105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 4 of 8 pages

Item 4.	Ownership.

	(a)	Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 92,322 Common Shares, QVT Overseas Ltd., which beneficially owns 76,057 Common Shares, QVT Associates LP, which beneficially owns 16,619 Common Shares, and for QVT Global II LP, which beneficially owns 13,300 Common Shares. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 139,102 Common Shares. QVT Financial has the power to direct the vote and disposition of the Common Shares held by each of the Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II LP and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 337,400 Common Shares, consisting of the shares owned by the Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II LP and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial.

The reported share amounts for each reporting person reflect amounts held as of August 23, 2006, as adjusted for subsequent transactions through the date hereof.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the Common Shares owned by the Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II LP and the Common Shares held in the Separate Account.

	(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following….[ ].

Page 5 of 8 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2006

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

By:	/s/ Julian Sale
Name:	Julian Sale
Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

By:	/s/ Julian Sale
Name:	Julian Sale
Title:	Authorized Signatory

Page 7 of 8 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 29, 2006

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

By:	/s/ Julian Sale
Name:	Julian Sale
Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

By:	/s/ Julian Sale
Name:	Julian Sale
Title:	Authorized Signatory

Page 8 of 8 pages